Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

      This section presents Management's Discussion and Analysis of and Changes to the Company's Consolidated Financial Results of Operations and Condition and should be read in conjunction with the Company's financial statements and notes thereto included herein.

      When used in this Annual Report the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

      The Company does not undertake, and specifically declines any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Operating Strategy

      In guiding the Bank's operations, management has implemented various strategies designed to enhance the institution's profitability consistent with safety and soundness considerations. These strategies include: (i) operating as a community-bank that provides quality service by monitoring the needs of its customers and offering customers personalized service; (ii) originating fixed-rate residential real estate loans for retention or resale in the secondary market and originating adjustable rate mortgage ("ARM") loans and hybrid ARM loans for retention by the Bank; (iii) increasing the level of higher yielding consumer, commercial real estate and commercial business loans; (iv) maintaining asset quality; (v) improving return on equity through a variety of means including; profitability improvements, acquisitions, the use of wholesale arbitrage transactions, and other methods; (vi) increasing fee income and diversifying income sources.

      Community Banking. The Oneida Savings Bank, the wholly owned subsidiary of Oneida Financial Corp., was established in Oneida, New York in 1866 and has been operating continuously since that time. Throughout its history, the Bank has been committed to meeting the financial needs of the communities it serves and providing quality service to its customers. Management believes that the Bank can be more effective than many of its competitors in serving its customers because of its ability to promptly and effectively respond to customer needs and inquiries. The Bank's ability to succeed in its service area is enhanced by the stability of senior management. The group has an average tenure with the Bank of fifteen years and each individual who comprises senior management has a minimum of twenty years experience in the banking industry. In addition, the Bank's mutual holding company structure will enable the institution to remain an independent community bank.

      In recent years management has increased the services and products provided by the Bank to the communities it serves by offering services through its insurance agency subsidiary, offering trust services, offering new loan and investment products, and seeking to expand into markets desiring the services of a community bank. As an extension of personal service and to complement traditional bank product delivery channels, the Bank introduced complete internet banking during the spring of 2000. In addition, the Bank continues to evaluate the benefits of expanding its branch network and service delivery in contiguous market areas. During 2002 the Bank completed the acquisition of SBC Financial Corporation, the stock holding company of the State Bank of Chittenango ("SBC"). The offices of SBC become the seventh and eighth banking offices of Oneida Savings Bank. SBC's commercial banking charter eliminated the regulatory barriers previously preventing Oneida Savings Bank from accepting the deposits of public funds. The SBC subsidiary will allow the combined banking enterprise to solicit and service municipal deposit accounts from the various municipalities, school districts and other public funding sources throughout the market area

      Originating One-to-Four Family Loans for Resale in the Secondary Market and Retaining ARM Loans. Historically, the Bank has emphasized the origination of one-to-four family residential loans within Madison County and the surrounding counties. During the year ended December 31, 2002 and the year ended December 31, 2001, the Bank originated $43.5 million and $39.4 million, respectively, of one-to-four family mortgage loans. As of December 31, 2002, approximately $85.6 million, or 42.8% of the loan portfolio consisted of one-to-four family residential mortgage loans, of which $57.7 million were adjustable rate mortgage ("ARM") loans and $27.8 million had fixed rates of interest. During the past year, and as a result of the steady decrease in interest rates throughout the year, the Bank's one-to-four family loan originations have been primarily fixed-rate loans. The Bank generally sells its fixed-rate one-to-four family loans. Such loans are sold without recourse to the Bank and on a servicing retained basis. During the year ended December 31, 2002 and December 31, 2001, the Bank sold $32.4 million and $26.6 million, respectively, in fixed-rate one-to-four family loans. ARM loans and hybrid ARM loans, which have a fixed rate of interest for the first three to five years adjusting annually thereafter, represented a lower than average percentage of total originations. Of the $43.5 million in one-to-four family loans originated during the twelve months ended December 31, 2002, $37.0 million had fixed rates of interest. During 2002 the Bank expanded its residential lending market area through the use of outside mortgage originators. This has also resulted in a significant increase in loan origination volume. The Bank continues developing new single-family residential loan products, and is a qualified FHA lender.

      Complementing the Bank's Traditional Mortgage Lending by Increasing Consumer, Commercial Business and Commercial Real Estate Lending. To complement the Bank's traditional emphasis on one-to-four family residential real estate lending, management has sought to increase the Bank's consumer, commercial business and commercial real estate lending in a controlled, safe and sound manner. At December 31, 2002, the Bank's portfolio of consumer, commercial real estate and commercial business loans totaled $37.4 million, $32.1 million and $29.8 million, respectively. In the aggregate, these loans totaled $99.3 million, or 49.6%, of the Bank's total loan portfolio, as compared with $85.0 million at December 31, 2001. Because the yields on these types of loans are generally higher than the yields on one-to-four family residential real estate loans, the Bank's goal over the next several years is to increase the origination of these loans consistent with safety and soundness considerations. Although consumer, commercial real estate and commercial business loans offer higher yields than single-family mortgage loans, they also involve greater credit risk.

      Maintaining Asset Quality. The Bank's asset quality reflects our conservative underwriting standards, the diligence of its loan collection personnel and the stability of the local economy. In addition, the Bank also invests in mortgage-backed securities issued by federal government agencies and other investment securities, including U.S. Government securities and federal agency obligations. The Bank also invests in corporate debt and trust preferred securities. The Bank will only purchase investment securities which are rated investment grade or higher by Moody's Investment Rating Service.

      At December 31, 2002, the Bank's ratio of nonperforming loans to total assets was 0.01% compared to 0.06% and 0.06% at December 31, 2001 and 2000, respectively. At December 31, 2002, the Bank's ratio of allowance for loan losses to net loans was 1.07% compared to 0.98% and 0.99% for the prior periods. The Bank's ratio of net charge-offs to net loans for the year ended December 31, 2002 was 0.35% compared with a ratio of 0.26% during 2001. The Bank's allowance for loan losses exceeded its nonperforming loans by 43.0 times at December 31, 2002, compared to 8.0 times coverage at December 31, 2001 and 8.7 times at year-end 2000.

      Improving Return on Equity Through Wholesale Arbitrage Transactions. Complementing the Bank's lending activities, the Bank invests in securities. In order to enhance its return on equity, the Bank has entered into wholesale borrowing transactions with the Federal Home Loan Bank of New York ("FHLB") as a funding source for the purchase of investment securities and mortgage-backed securities. During 2002 the Bank selectively utilized this strategy to enhance earnings. An arbitrage transaction results in the leveraging of capital through borrowings that can be reinvested in securities which provide a positive spread between the borrowing rate and investment returns. The Bank enters into these transactions in order to obtain a positive return on its capital rather than grow the loan portfolio by originating loans outside our market or accepting loans that do not fit the Bank's risk profile. At December 31, 2002, the Bank had total borrowings of $73.5 million at an average cost of 4.82%, as compared with $76.6 million in total borrowings at December 31, 2001 at an average cost of 5.43%.

      Increasing Fee Income and Diversifying Income Sources. The Bank has sought to increase its income by increasing fee income and other sources of non-interest income. In this regard, the Bank completed the acquisition of its fourth insurance agency during 2002, expanding the insurance and financial services business of Bailey & Haskell Associates, Inc. ("B&H"), an insurance agency subsidiary of the Bank with five Central New York offices. The expansion of the Bank's financial services business has provided a new revenue source for the Company.

      The Bank continues to expand the visibility of its Trust Department. Management expects that fees generated by the Trust Department will increase as the assets under management grow. At December 31, 2002, the Trust Department had $55.6 million in assets under management compared with $50.6 million at December 31, 2001. In addition, the Bank receives fee income from the servicing of loans sold in the secondary market. At December 31, 2002, loans serviced by the Bank for others totaled $69.6 million compared with $55.5 million as December 31, 2001. The Bank also offers its customers internet banking and e-commerce capabilities as well as debit cards. These products and services represent growing sources of fee income and customer retention tools.

Financial Condition

      Assets. Total assets at December 31, 2002 were $416.7 million, an increase of $64.0 million or 18.1%, from $352.7 million at December 31, 2001. The increase in total assets was primarily attributable to the acquisition of SBC completed on June 1, 2002. Assets acquired as a result of the acquisition totaled $66.5 million. The acquisition provided $26.7 million in loans receivable, net and $29.1 million in mortgage-backed and investment securities. The

The acquisition resulted in additional goodwill and deposit intangible of approximately $6.8 million. The Bank also continued the expansion of its banking franchise and other facilities resulting in an increase in net premises and equipment of $2.2 million. These increases were partially offset by a decrease in cash and cash equivalents of $3.9 million, due to the acquisition of SBC in a cash purchase. In addition, mortgage loans held for sale decreased $2.9 million, as the Bank actively originated and sold fixed-rate one-to-four family residential loans during 2002.

      The acquisition of SBC resulted in two additional banking offices of Oneida Savings Bank. The commercial banking charter of SBC was amended to that of a limited purpose commercial banking subsidiary of Oneida. The SBC subsidiary allows the combined banking enterprise to solicit and service municipal deposit accounts within the various municipalities, school districts and other public funding sources throughout the market area.

      The increase in net premises and equipment was partially due to the acquisition of SBC. Fixed assets in the amount of $947,000 net of depreciation were acquired concurrent with the acquisition representing the fair value of bank buildings and equipment. In addition, the Bank completed the renovation of the Cazenovia Financial Center during 2002 contributing to the increase in net premises and equipment.

      Management has sought to increase the Bank's consumer and commercial business loan portfolios with the intent of increasing the average yield on the Bank's interest-earning assets. This strategy is supported through the origination for sale in the secondary market of fixed-rate one-to-four family residential real estate loans. Total consumer, commercial business and commercial real estate loans increased by $14.3 million during 2002. Residential real estate loans increased $9.1 million during 2002, primarily a result of the acquisition of SBC, partially offset by management's decision to sell certain long-term newly originated fixed-rate residential mortgage loans into the secondary market without recourse and on a servicing retained basis. During the period of January 1, 2002 through December 31, 2002 a total of $32.4 million in fixed-rate residential mortgage loans were sold, compared with loan sales of $26.6 million during 2001.

      Liabilities. Total liabilities increased by $60.9 million or 19.8% to $368.6 million at December 31, 2002 from $307.7 million at December 31, 2001. The increase was the result of an increase in deposits of $63.6 million partially offset by a decrease in borrowings of $3.1 million.

      Deposit accounts increased to $291.8 million at December 31, 2002 from $228.2 million at December 31, 2001. Interest bearing deposit accounts increased by $47.5 million or 24.0%, and non-interest bearing deposit accounts increased by $16.1 million or 53.8%, to $46.0 million at December 31, 2002 from $29.9 million at December 31, 2001. The increase in deposit accounts resulted primarily from the acquisition of SBC, which provided approximately $60.1 million. In addition, the Bank's emphasis on attracting low cost of funds deposit accounts has resulted in an increase in core deposit accounts. The implementation of internet banking in April 2000 has contributed to an increase in the Bank's core deposits. The decrease in borrowings is a result of maturing securities that were not replaced.

      Stockholders' Equity. Total stockholders' equity at December 31, 2002 was $48.1 million, an increase of $3.1 million from $45.0 million at December 31, 2001. The increase in stockholders' equity reflects after-tax net income of $3.2 million. In addition, accumulated other comprehensive loss decreased $262,000 at December 31, 2002 resulting from a positive valuation adjustment in the market value of mortgage-backed and investment securities partially offset by the recognition of the Company's minimum pension liability. Lower market interest rates resulted in a net unrealized gain on the Bank's available for sale securities in the amount of $1.9 million. The Company's minimum pension liability at December 31, 2002 was $1.5 million.

      Stockholders' equity also increased due to a reduction in treasury stock of 11,421 shares held at a cost of $77,000, primarily as a result of stock issued in connection with the Company's 2000 Stock Option Plan due to the exercise of stock options by plan participants. Unearned stock based compensation to be earned under the Company's 2000 Recognition and Retention Plan ("RRP") was reduced by $157,000 representing the stock based compensation earned by plan participants during 2002. Unearned common shares issued under the Bank's ESOP plan was reduced by $146,000 representing ESOP stock earned by plan participants during 2002.

      Partially offsetting the increases in stockholders' equity was the payment of cash dividends to stockholders. Stockholders were paid semi-annual dividends during 2002 equal to $.51 per share of common stock resulting in a reduction in stockholders' equity of $1.1 million.

Analysis of Net Interest Income

      The Bank's principal business has historically consisted of offering savings accounts and other deposits to the general public and using the funds from such deposits to make loans secured by residential and commercial real estate, as well as consumer and commercial business loans. The Bank also invests a significant portion of its assets in investment securities and mortgage-backed securities, all of which are classified as available for sale. The Bank's results of operations depend primarily upon its net interest income, which is the difference between income earned on interest-earning assets, such as loans and investments, and interest paid on interest-bearing liabilities, such as deposits and borrowings. Net interest income is directly affected by changes in volume and mix of interest-earning assets and interest-bearing liabilities which support those assets, as well as the changing interest rates when differences exist in the repricing of assets and liabilities.

      Average Balance Sheet. The following table sets forth certain information relating to the Bank for the years ending December 31, 2002, 2001 and 2000. For the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, is expressed both in dollars and rates. No tax equivalent adjustments were made. The average balance is an average daily balance. Income on non-accruing loans has been excluded from the yield calculations in this table.

                                                                    For the Years Ending December 31,
                                                    2002                           2001                          2000
                                        ----------------------------   ---------------------------   ----------------------------
                                        Average               Yield/   Average              Yield/   Average               Yield/
                                        Balance   Interest     Rate    Balance   Interest    Rate    Balance    Interest    Rate
                                        -------   --------     ----    -------   --------    ----    -------    --------    ----
                                                                          (dollars in thousands)
Interest-earning assets:
  Loans receivable                      $187,695   $14,014     7.47%   $169,831   $14,232    8.38%   $161,920    $13,830    8.54%
  Investment and MBS securities          141,407     7,273     5.14%    122,372     7,724    6.31%    121,339      8,004    6.60%
  Federal funds                           11,327       185     1.63%      6,935       246    3.55%      1,274         67    5.26%
  Equity securities                        6,188       179     2.89%      6,325       259    4.09%      5,700        239    4.19%
---------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets            346,617    21,651     6.25%    305,463    22,461    7.35%    290,233     22,140    7.63%
---------------------------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities:
  Money market deposits                 $ 30,865   $   566     1.83%   $ 18,317   $   547    2.99%   $ 16,899    $   568    3.36%
  Savings accounts                        69,160       525     0.76%     48,083       834    1.73%     46,314      1,105    2.39%
  Interest-bearing checking               10,499        53     0.50%      8,943       116    1.30%      8,380        150    1.79%
  Time deposits                          125,847     5,397     4.29%    113,762     6,533    5.74%    102,634      5,770    5.62%
  Borrowings                              72,912     3,627     4.97%     74,904     4,198    5.60%     65,856      4,017    6.10%
---------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities       309,283    10,168     3.29%    264,009    12,228    4.63%    240,083     11,610    4.84%
---------------------------------------------------------------------------------------------------------------------------------

    Net interest income                            $11,483                        $10,233                        $10,530
                                                   -------                        -------                        -------
    Net interest spread                                        2.96%                         2.72%                          2.79%
                                                               ----                          ----                           ----
    Net earning assets                  $ 37,334                       $ 41,454                      $50,150
                                        --------                       --------                      -------
    Net interest margin                               3.31%                          3.35%                          3.63%
                                                   -------                        -------                        -------
    Ratio of interest-earning assets
      to interest-bearing liabilities               112.07%                        115.70%                        120.89%
                                                   -------                        -------                        -------

      Rate and Volume Analysis. The following table presents the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by current rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume) and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                                2002 vs. 2001                      2001 vs. 2000
                                                      ---------------------------------------------------------------------
                                                      Increase / (Decrease)                Increase / (Decrease)
                                                             Due to              Total            Due to           Total
                                                      ---------------------    Increase/   ---------------------  Increase/
                                                      Volume         Rate      (Decrease)    Volume      Rate    (Decrease)
                                                      ---------------------------------------------------------------------

                                                                                   (In Thousands)
Interest-earning assets:
  Loans receivable                                    $ 1,334      $(1,552)     $  (218)     $  663     $(261)     $ 402
  Investment and mortgage-backed securities               979       (1,430)        (451)         65      (345)      (280)
  Federal funds                                            72         (133)         (61)        201       (22)       179
  Equity securities                                        (4)         (76)         (80)         26        (6)        20
------------------------------------------------------------------------------------------------------------------------
   Total interest-earning assets                      $ 2,381      $(3,191)     $  (810)     $  955     $(634)     $ 321
------------------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities:
  Money market deposits                               $   230      $  (211)     $    19      $   42     $ (63)     $ (21)
  Savings accounts                                        160         (469)        (309)         31      (302)      (271)
  Interest-bearing checking                                 8          (71)         (63)          7       (41)       (34)
  Time deposits                                           518       (1,654)      (1,136)        639       124        763
  Borrowings                                              (99)        (472)        (571)        507      (326)       181
------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities                 $   817      $(2,877)     $(2,060)     $1,226     $(608)     $ 618
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
    Net increase(decrease) in net interest income                               $ 1,250                            $(297)
========================================================================================================================

Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001.

      General. Net income for the year ended December 31, 2002 increased by $203,000, to $3.2 million for the year from $3.0 million for the year ended December 31, 2001. Basic earnings per share increased 6.5%, to $0.66 for the year ended December 31, 2002 as compared with the 2001 reported basic earnings per share of $0.62. The increase in net income was due primarily to an increase in net interest income, an increase in non-interest income and a decrease in the net provisions for possible credit losses. The increases in income were partially offset by an increase in non-interest expenses and an increase in the provision for income taxes for the year-ended December 31, 2002 as compared with 2001.

      Interest Income. Interest income decreased by $810,000 or 3.6%, to $21.7 million for the year ended December 31, 2002 from $22.5 million for the year ended December 31, 2001. The decrease in interest income was due to decreases in market interest rates throughout the period, resulting in a decrease in yield on interest earning assets. Interest and dividend income on mortgage-backed and other investment securities decreased $531,000, to $7.5 million for the year ended December 31, 2002 from $8.0 million for the year ended December 31, 2002. Interest and fees on loans decreased by $218,000 for the year ended December 31, 2002 as compared with the same period in 2001. Interest income earned on federal funds sold decreased $61,000 during 2002 as compared with the year ended December 31, 2001.

      The decrease in income on loans resulted from a 91 basis point decrease in the average yield on loans to 7.47% from 8.38%, partially offset by an increase of $17.9 million in the average balance of loans to $187.7 million in 2002 from $169.8 million in 2001. The increase in loans reflects the acquisition of SBC. Management's strategy is to emphasize the origination of consumer and commercial business loans for retention in the Bank's portfolio while maintaining a consistent level of residential real estate loans with excess production of longer-term fixed-rate residential real estate loans sold in the secondary market on a servicing retained basis. As of December 31, 2002 residential real estate loans totaled $85.6 million, an increase of $9.1 million from December 31, 2001. During the 2002 year a total of $32.4 million in fixed-rate residential real estate loans were sold in the secondary market. The reduction in loans resulting from the sales activity was offset by an increase in consumer and commercial business loans of $6.7 million during the year to $67.2 million at December 31, 2001 from $60.5 million at December 31, 2000. In addition, commercial real estate loans increased $7.6 million from December 31, 2001 to December 31, 2002. At December 31, 2002 total loans receivable were $200.0 million, as compared with $172.6 million at December 31, 2001, an increase of 15.9%. The decrease in the yield on loans is a result of the lower market interest rates during 2002 as compared with 2001, notwithstanding the changes in the composition of the loan portfolio to higher yielding loans.

      Interest income on federal funds sold decreased as a result of a decrease of 192 basis points in the average yield earned on federal funds sold as a result of the Federal Reserve's actions to reduce short term rates during 2002. This decrease in yield was partially offset by an increase in the average balance federal funds sold during the 2002 period as compared with 2001. The increase in the average balance of federal funds sold was due primarily to the increase in deposits during the year and an increase in cash flow as call options were exercised by issuers of investment securities as a result of the declining interest rate environment during 2002.

      Income from equity securities decreased $80,000 due to a $137,000 decrease in the average balance of equity investments and a decrease in the average yield of 120 basis points. The decrease in the average balance of equity investments was due to a reduction of FHLB stock held as a condition of FHLB membership and due to the reduction in borrowings by the Company with the FHLB. The decrease in the average yield on equity securities is also due to the investment in FHLB stock, which returned dividends throughout 2002 at reduced dividend rates as compared with 2001 levels.

      The decrease in interest income from investment and mortgage-backed securities was a result of a decrease of 117 basis points in the average yield on investments and mortgage-backed securities partially offset by an increase of $19.0 million in the average balance of investments and mortgage-backed securities. The increase in the average balance of investment and mortgage-backed securities was the result of the SBC acquisition partially offset by the call options exercised by issuers of investment securities as a result of the declining interest rate environment during 2002, resulting in an increased level of federal funds sold. In addition, arbitrage investing decreased during 2002 as the average balance of borrowings outstanding during 2002 decreased $2.0 million as compared with 2001, to an average balance of $72.9 million. The net returns expected on individual wholesale arbitrage transactions is much less than typical in retail banking operations, therefore net interest margins are negatively impacted in favor of overall improved profitability. The net interest margin decreased 4 basis points from 3.35% during 2001 to 3.31% during 2002. The decrease in the average yield on investment and mortgage-backed securities is the result of lower market interest rates during 2002 as compared with 2001.

      Interest Expense. Interest expense was $10.2 million for the year ended December 31, 2002, a decrease of $2.0 million, or 16.8% from $12.2 million for the year ended December 31, 2001. The decrease in interest expense was primarily due to a decrease in interest paid on deposit accounts during 2002 of $1.5 million, decreasing from $8.0 million during 2001 to $6.5 during 2002, partially offset by an increase in the average balance of interest-bearing deposits of $47.3 million. In addition, borrowing expense decreased to $3.6 million for 2002 compared with $4.2 million for 2001.

      The decrease in interest expense paid on deposits was primarily due to a decrease in the average rate paid on deposits partially offset by an increase in the average balance of interest-bearing deposits. Core deposits, including money market accounts, savings accounts and interest-bearing checking accounts, increased on average $35.2 million, or 46.7%, to $110.5 million at an average cost of 1.04% during 2002 from $75.3 million at an average cost of 1.99% during 2001. During the same period the average balance of time deposits increased $12.1 million, or 10.6%, to $125.8 million in 2002 from $113.8 million during 2001 and the average rate paid on time deposits decreased 145 basis points.

      The decrease in the cost of retail deposits was primarily a result of a decrease in market interest rates during the 2002 period resulting in reduced rates of interest paid on retail deposits, particularly short-term, core deposits and variable rate deposit accounts. Time deposit accounts are typically offered at a fixed rate of interest for a fixed maturity period. The reduced market interest rates offered during 2002 are expected to result in a lower cost of funds for time deposits during 2003.

      The decrease in borrowing expense was due to the decrease in the average rate paid on borrowed funds of 63 basis points and a decrease in the average balance of borrowings outstanding in the 2002 period to $72.9 million as compared with $74.9 million during the same 2001 period. The decrease in the average rate paid on borrowed funds was due to lower interest rates on new advances during 2002 as compared with 2001 and adjustable rate advances repricing lower during the year.

      Provision for Loan Losses. The Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level deemed appropriate to absorb future charge-offs and loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers past loss experience and probable and estimatable losses, evaluations of collateral, current economic conditions, volume and type of lending activities and the levels of non-performing and other classified loans. The allowance is based on estimates and the ultimate losses that may occur may vary from such estimates. The evaluation considers volume changes in the loan portfolio mix in response to the redirection of loan asset origination and retention toward consumer and commercial business loan assets, and provides within the allowance adequacy formula for the higher relative degree of credit risk associated with this activity as compared with traditional residential real estate lending. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses in order to maintain the adequacy of the allowance.

      During the year ended December 31, 2002 provisions for loan losses of $164,000 were made compared with $480,000 in provisions for loan losses made during 2001. The decrease in provisions made during 2002 was primarily the result of the improvement in certain impaired loans acquired in connection with the acquisition of SBC resulting in a reversal of specific reserves during 2002 of $371,000. The additions made to the allowance for loan losses were deemed prudent due to the continued origination for retention in the Bank's loan portfolio of commercial real estate loans, commercial business loans and consumer loans during 2002 and 2001. During 2002 a total of $47.0 million of these higher risk loan types were originated as compared with $53.9 million during 2001. At December 31, 2002 commercial real estate loans, commercial business loans and consumer loans totaled $99.3 million as compared with $85.0 million at December 31, 2001, an increase of 16.8%. Nonperforming assets remained at low levels during the years ended December 31, 2002 and 2001, totaling $49,000 at December 31, 2002 compared with $285,000 at December 31, 2001. Net charge-off activity for the year ended December 31, 2002 was $688,000 as compared with $440,000 in net charge-offs during 2001. The increase in net charge-offs was due in part to one commercial loan charged off during the first quarter of 2002 of approximately $356,000. The balance of the allowance for loan losses increased to $2.1 million at December 31, 2002 compared with $1.7 million at December 31, 2001.

      Non-interest Income. Non-interest income increased by $1.3 million, or 18.1%, to $8.5 million for the year ended December 31, 2002 from $7.2 million for the year ended December 31, 2001. The increase was primarily the result of commissions earned from the sale of financial products and services derived from the Bank's insurance subsidiary, Bailey & Haskell Associates, Inc. This source of revenue provided $5.5 million during 2002 compared with revenue derived from the insurance unit of $4.9 million during 2001. The increase is a result of a full year of insurance subsidiary activity during 2002 following completion of two agency acquisitions completed during 2001. An additional agency acquired during 2002 also contributed to the increased revenue as compared with 2001.

      Revenue in the amount of $534,000 was recognized as a result of an increase in the cash surrender value of Bank-Owned Life Insurance ("BOLI") during 2002 as compared with $400,000 in revenue recognized during 2001.

      Deposit account service fees also contributed to the improvement in non-interest income, which increased by $305,000, to $1.1 million in income through December 31, 2002 from $757,000 through December 31, 2001. The Company experienced an increase in income from the sale and servicing of fixed-rate residential real estate loans, which increased to $759,000 during 2002 compared with $435,000 during 2001. Net investment security gains realized during the year ended December 31, 2002 were $299,000 compared with $198,000 in net security gains during 2001.

      Non-interest Expense. Non-interest expense increased by $2.6 million, to $15.5 million for the year ended December 31, 2002 from $12.9 million for the year ended December 31, 2001. The increase was primarily due to additional expense incurred from the Bank's insurance subsidiary. Expenses totaling $4.9 million were incurred as a result of insurance agency operations for the period ended December 31, 2002 as compared with expenses of $4.1 million during 2001. The increase is due to the continued expansion of the insurance subsidiary as a result of both additional insurance agency acquisitions and internal growth. The primary sources of increases in non-interest expense during 2002 were increases in salary and employee benefit expense resulting from the expansion of banking and insurance operations. In addition, the acquisition of SBC resulted in an increase in other non-interest expenses during 2002 as compared with 2001.

      Salaries and employee benefit expenses of the Company increased by $1.7 million during 2002. In addition, building occupancy and equipment expenses increased by $592,000, postage and telephone expenses increased by $70,000, advertising expense increased by $59,000, travel and meeting expenses increased by $127,000, and insurance expenses increased by $109,000.

      Salaries and employee benefits increased to $9.6 million for the year ended December 31, 2002 from $7.9 million for the same period in 2001. The increase was primarily the result of the acquisition of SBC and insurance subsidiary operations. Additional salary and employee benefit expense of $843,000 was incurred relative to the insurance agency operations. Building occupancy and equipment expenses increased to $2.9 million for the year ended December 31, 2002 as compared with $2.3 million for the 2001 period. The increase is primarily the result of additional occupancy expense related to the acquisition of SBC in the 2002 period. Partially offsetting these increases was a decrease of $343,000 in the amortization of goodwill during 2002 relating to insurance agency acquisitions as compared with 2001. The decrease in amortization expense is a result of the Company's adoption of SFAS 142 on January 1, 2002. The Company periodically tests goodwill recognized in conjunction with its acquisition activity to identify impairment in the value of the asset. As of December 31, 2002 management has determined there is no impairment in goodwill. Other non-interest expense categories represent increases resulting from the acquisition of SBC and consistent with the expansion of the Company's market, business lines and other factors.

      Provision for Income Taxes. Income tax expense was $1.2 million for the year ended December 31, 2002 an increase of $100,000 from the 2001 income tax provisions of $1.1 million. The increase in income tax provision is due to the increase in pretax net income of the Company, which was $4.4 million for year ended December 31, 2002, compared with $4.1 million for the year ended December 31, 2001. The effective tax rate was 26.6% during 2002 as compared with 26.2% during 2001. The difference between the statutory and effective rate is principally due to tax exempt income on investment securities. The increase in the effective tax rate is a result of a decrease in the level of tax exempt investment income during 2002.

Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000.

      General. Net income for the year-ended December 31, 2001 increased by $384,000, to $3.0 million for the year 2001 from $2.6 million for the year ended December 31, 2000. Basic earnings per share increased 12.7%, to $0.62 for the year ended December 31, 2001 as compared with the 2000 reported basic earnings per share of $0.55. The increase in net income was due primarily to an increase in non-interest income and an increase in interest income. The increases in income were partially offset by an increase in interest expense, an increase in the provision for loan losses and an increase in non-interest expenses for the year-ended December 31, 2001 as compared with 2000.

      Interest Income. Interest income increased by $322,000 or 1.5%, to $22.5 million for the year ended December 31, 2001 from $22.1 million for the year ended December 31, 2000. The increase in interest income was derived from increases in loan activities and federal funds sold. Interest and fees on loans increased by $402,000 for the year ended December 31, 2001 as compared with the same period in 2000. Interest income earned on federal funds sold increased $179,000 during 2001 as compared with the year ended December 31, 2000. In addition, income on equity securities increased by $20,000 during 2001 from 2000 levels. These increases were partially offset by a decrease of $280,000 in income on mortgage-backed and other investment securities between the two periods.

      The increase in income on loans resulted from an increase of $7.9 million in the average balance of loans to $169.8 million in 2001 from $161.9 million in 2000, partially offset by a 16 basis point decrease in the average yield on loans to 8.38% from 8.54%. Management's strategy is to emphasize the origination of consumer and commercial business loans for retention in the Bank's portfolio while maintaining a consistent level of residential real estate loans with excess production of longer-term fixed-rate residential real estate loans sold in the secondary market on a servicing retained basis. As of December 31, 2001 residential real estate loans totaled $76.5 million, a decrease of $7.9 million from December 31, 2000. During the same period a total of $26.6 million in fixed-rate residential real estate loans were sold in the secondary market. The reduction in loans resulting from the sales activity was offset by an increase in consumer and commercial business loans of $9.4 million during the period to $60.5 million at December 31, 2001 from $51.1 million at December 31, 2000. At December 31, 2001 total loans receivable were $172.6 million, as compared with $166.3 million at December 31, 2000, an increase of 3.8%. The decrease in yield on loans is a result of the lower market interest rates available during much of 2001 as compared with 2000, notwithstanding the changes in the composition of the loan portfolio to higher yielding loans.

      Interest income on federal funds sold increased as a result of an increase in the average balance of federal funds of $5.7 million to $6.9 million during 2001 as compared with $1.3 million during 2000. This increase was partially offset by a decrease of 171 basis points in the average yield earned on federal funds sold as a result of the Federal Reserve's aggressive action taken to reduce short term rates during 2001. The increase in the average balance of federal funds sold was due primarily to the increase in deposits during the year and an increase in cash flow as call options were exercised by issuers of investment securities as a result of the declining interest rate environment during 2001.

      The increase in income from equity securities was attributable to a $625,000 increase in the average balance of equity investments partially offset by a decrease in the average yield of 10 basis points. The increase in the average balance of equity investments was due to the continuing purchase of FHLB stock as a condition of FHLB membership and coincident with the borrowing relationship between the Company and FHLB. The decrease in the average yield on equity securities is also due to the investment in FHLB stock, which returned dividends throughout 2001 at slightly reduced dividend rates as compared with 2000 levels.

      The decrease in interest income from investment and mortgage-backed securities was a result of a decrease of 29 basis points in the average yield on investments and mortgage-backed securities partially offset by an increase of $1.0 million in the average balance of investments and mortgage-backed securities. The increase in the average balance of investment and mortgage-backed securities was the result of management's use of wholesale arbitrage transactions employed to improve return on equity. Wholesale borrowing arrangements are entered into through the Federal Home Loan Bank of New York with the proceeds used to purchase investment and mortgage-backed securities. The average balance of borrowings outstanding during 2001 increased $9.0 million as compared with 2000, to an average balance of $74.9 million. The net returns expected on individual wholesale arbitrage transactions is much less than typical in retail banking operations, therefore net interest margins are negatively impacted in favor of overall improved profitability. The net interest margin decreased 28 basis points from 3.63% during 2000 to 3.35% during 2001. The decrease in the average yield on investment and mortgage-backed securities is the result of lower market interest rates available during most of the year 2001 as compared with 2000.

      Interest Expense. Interest expense was $12.2 million for the year ended December 31, 2001, an increase of $618,000, or 5.3% from $11.6 million for the year ended December 31, 2000. The increase in interest expense was primarily due to an increase in interest paid on deposit accounts during 2001 of $8.0 million, increasing $437,000 from $7.6 million during 2000. In addition, borrowing expense, increased to $4.2 million for 2001 compared with $4.0 million for 2000.

      The increase in interest expense paid on deposits was primarily due to an increase in the average balance of interest-bearing deposits partially offset by a decrease in the average rate paid on deposits. Management's desire is to attract lower cost of funds core deposits. Core deposits, including money market accounts, savings account and interest-bearing checking accounts, increased on average $3.8 million to $75.3 million at an average cost of 1.99% during 2001 from $71.6 million at an average cost of 2.55% during 2000. During the same period the average balance of time deposits increased $11.1 million to $113.8 million in 2001 from $102.6 million during 2000 and the average rate paid on time deposits increased 12 basis points.

      The decrease in the cost of retail deposits was primarily a result of a decrease in market interest rates during the 2001 period resulting in reduced rates of interest paid on retail deposits, particularly short-term, core deposits and variable rate deposit accounts. Time deposit accounts are typically offered at a fixed rate of interest for a fixed maturity period. Therefore, the higher interest rates available during the 2000 period continued throughout much of 2001 resulting in a higher average cost. The reduced market interest rates available during 2001 is expected to result in a reduction in the average rate paid on time deposits during the 2002 period.

      The increase in borrowing expense was due to the increase in the average balance of borrowings outstanding in the 2001 period to $74.9 million as compared with $65.9 million during the same 2000 period. Partially offsetting the increase in average balance, the average rate paid on borrowed funds decreased 50 basis points. The increase in the volume of borrowings was to support the wholesale arbitrage investment activities of the Company. The decrease in the average rate paid on borrowed funds was due to lower interest rates available on new advances during 2001 as compared with 2000 and adjustable rate advances repricing during the year to reduced rates of interest.

      Provision for Loan Losses. The Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level deemed appropriate to absorb future charge-offs and loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, evaluations of collateral, current economic conditions, volume and type of lending activities and the levels of non-performing and other classified loans. The allowance is based on estimates and the ultimate losses that may occur may vary from such estimates. The evaluation considers volume changes in the loan portfolio mix in response to the redirection of loan asset origination and retention toward consumer and commercial business loan assets, and provides within the allowance adequacy formula for the higher relative degree of credit risk associated with this activity as compared with traditional residential real estate lending. Management of the Bank assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses in order to maintain the adequacy of the allowance.

      During the year ended December 31, 2001 provisions for loan losses of $480,000 were made compared with $345,000 in provisions for loan losses made during 2000. The additions made to the allowance for loan losses were deemed prudent due to an increase in total loans of $6.3 million at December 31, 2001 as compared with December 31, 2000 and the continued origination for retention in the Bank's loan portfolio of commercial real estate loans, commercial business loans and consumer loans during 2001 and 2000. During 2001 a total of $53.9 million of these higher risk loan types were originated as compared with $53.8 million during 2000. At December 31, 2001 commercial real estate loans, commercial business loans and consumer loans totaled $85.0 million as compared with $71.0 million at December 31, 2000, an increase of 19.8%. Nonperforming assets remained at similar low levels during the two periods, $285,000 at December 31, 2001 compared with $242,000 at December 31, 2000. Net charge-off activity for the year ended December 31, 2001 was $440,000 as compared with $236,000 in net charge-offs during 2000. The balance of the allowance for loan losses increased to $1.7 million at December 31, 2001 compared with $1.6 million at December 31, 2000.

      Non-interest Income. Non-interest income increased by $5.4 million, or 305.1%, to $7.2 million for the year ended December 31, 2001 from $1.8 million for the year ended December 31, 2000. The increase was primarily the result of commissions earned from the sale of financial products and services derived from the Bank's insurance subsidiary, Bailey & Haskell Associates, Inc. This source of revenue provided $4.9 million during 2001 compared with revenue derived from the insurance unit of $624,000 during 2000. The increase is a result of a full year of insurance subsidiary activity during 2001 following completion of the initial acquisition on October 1, 2000. Two additional agency acquisitions during 2001 also contributed to the increased revenue as compared with 2000.

      The Bank's purchase of BOLI during the 2001 period provided a new source of non-interest income. Revenue in the amount of $400,000 was recognized as a result of an increase in the cash surrender value of the BOLI policy during 2001 as compared with no comparable revenue during 2000.

      Deposit account service fees also contributed to the improvement in non-interest income, which increased by $140,000, to $757,000 in income through December 31, 2001 from $617,000 through December 31, 2000. In addition, income derived from the Bank's trust department operation increased to $149,000 during 2001 from $114,000 during 2000. The Company experienced an increase in income from the sale and servicing of fixed-rate residential real estate loans, which increased to $435,000 during 2001 compared with $231,000 during 2000. Revenue derived from providing data and check processing services to a local commercial bank resulted in income of $98,000 during 2001 compared with revenue of $7,000 during 2000. Net investment security gains realized during the year ended December 31, 2001 were $198,000 compared with $39,000 in net security gains during 2000. The increase in realized gains was the result of the Company's strategy during 2000 of selling certain investment and mortgage-backed securities and recognizing a loss upon the sale, while reinvesting the proceeds at higher market interest rates available at that time, intended to enhance future earnings.

      Non-interest Expense. Non-interest expense increased by $4.5 million, to $12.9 million for the year ended December 31, 2001 from $8.3 million for the year ended December 31, 2000. The increase was primarily due to additional expense incurred from the Bank's insurance subsidiary. Expenses totaling $4.1 million were incurred as a result of insurance agency operations for the period ended December 31, 2001 as compared with expenses of $712,000 during 2000. The increase is due to the initial entry into insurance and financial services which began October 1, 2000 with the acquisition of B&H. This new source of non-interest expense primarily resulted in an increase in salaries and employee benefit expense.

      Salaries and employee benefits of the Company increased by $2.9 million during 2001. In addition, building occupancy and equipment expenses increased by $674,000, postage and telephone expenses increased by $178,000, advertising expense increased by $78,000, travel and meeting expenses increased by $140,000, and amortization of goodwill was recognized in the amount of $343,000.

      Salaries and employee benefits increased to $7.9 million for the year ended December 31, 2001 from $5.0 million for the same period in 2000. The increase was primarily the result of the acquisition of B&H. Additional salary and employee benefit expense of $2.9 million was incurred relative to the insurance agency operations. Building occupancy and equipment expenses increased to $2.3 million for the year ended December 31, 2001 as compared with $1.6 million for the 2000 period. The increase is primarily the result of additional occupancy expense related to the insurance agency operation in the amount of $508,000 for the 2001 period. The Company incurred $343,000 as a result of the amortization of goodwill during 2001 relating to insurance agency acquisitions as compared with $56,000 in expense during 2000. Additional goodwill in the amount of $1.8 million was recognized during 2001 in conjunction with the acquisition of two insurance agencies which was being amortized over a 15 year period. As of January 1, 2002, the Company adopted SFAS No. 142 which eliminates the amortization of goodwill but requires an annual review for possible impairment of goodwill. Other non-interest expense categories represent increases consistent with the expansion of the Company's market, business lines and other factors.

Provision for Income Taxes. Income tax expense was $1.1 million for the year ended December 31, 2001, an increase of $36,000 from the 2000 income tax provisions of $1.0 million. The increase in income tax provision is due to the increase in pretax net income of the Company, which was $4.1 million for year ended December 31, 2001, compared with $3.6 million for the year ended December 31, 2000. This increase was partially offset by a decrease in the effective tax rate to 26% for 2001 from 28% for 2000 as the Company has increased its level of tax exempt investment income.

Application of Critical Accounting Policies

      The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

      The most significant accounting policies followed by the Company are presented in Note 2 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are recorded in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses, the valuation of mortgage servicing assets, the fair value of investment securities, actuarial assumptions associated with the Company's pension plan and the fair value methodologies used to review the carrying value of goodwill and core deposit intangible to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

      The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the collateral value and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 2 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Allowance for Loan Losses section of the annual report.

      Mortgage servicing assets, are recorded and accounted for based on discounted cash flow modeling techniques which require management to make estimates regarding the amount and timing of expected future cash flows, including assumptions about loan repayment rates, credit loss experience, and costs to service, as well as discount rates that consider the risk involved. Because the values of these assets are sensitive to changes in assumptions, the valuation of mortgage servicing assets is considered a critical accounting estimate.

      Any material effect on the financial statements related to these critical accounting areas is also discussed in this financial review.

Management of Market Risk

      The Bank's most significant form of market risk is interest rate risk, as the majority of the Bank's assets and liabilities are sensitive to changes in interest rates. Ongoing monitoring and management of this risk is an important component of the Company's asset and liability management process. The Bank does not own any trading assets. The Bank does not engage in hedging transactions, such as interest rate swaps and caps, other than forward sale commitments on certain committed mortgage loans. The Bank's interest rate risk management program focuses primarily on evaluating and managing the composition of the Bank's assets and liabilities in the context of various interest rate scenarios. Factors beyond Management's control, such as market interest rates and competition, also have an impact on interest income and interest expense.

      Interest Rate Risk. In recent years, the Bank has used the following strategies to manage interest rate risk: (i) emphasizing the origination and retention of residential monthly and bi-weekly adjustable-rate mortgage loans, commercial adjustable-rate mortgage loans, other business purpose loans and consumer loans consisting primarily of auto loans; (ii) selling substantially all newly originated longer-term fixed rate one-to-four family residential mortgage loans into the secondary market without recourse and on a servicing retained basis; (iii) seeking to increase and diversify the Company's sources of revenue, particularly non-interest income and (iv) managing the Company's investment activities in a prudent manner in the context of overall balance sheet asset/liability management. Investing in shorter-term securities will generally bear lower yields as compared to longer-term investments, but which better position the Bank for increases in market interest rates and better matches the maturities of the Bank's certificate of deposit accounts. Certificates of deposit that mature in one year or less, at December 31, 2002 totaled $82.4 million, or 26.6% of total interest-bearing liabilities. The wholesale arbitrage strategy of investing allows the Company to invest in longer-term assets by hedging the additional interest rate risk with liabilities of similar maturity or repricing characteristics. Borrowed funds that mature in one year or less, at December 31, 2002 totaled $18.5 million, or 6.0% of total interest-bearing liabilities. Management believes that this balanced approach to investing will reduce the exposure to interest rate fluctuations and will enhance long-term profitability.

      The Company uses a computer simulation model to assist in monitoring interest rate risk. As of December 31, 2002 a 200 basis point increase in market interest rates was estimated to have a positive impact of 1.3% on net interest income during 2003 while a 100 basis point decline in rates would have a negative impact of 0.9% on net interest income during 2003. This analysis is based on numerous assumptions including the nature and timing of interest rate levels, prepayment on loans and securities, deposit rate changes, pricing decisions on loans and deposits and other assumptions, and should not be relied upon as being indicative of expected operating results.

      Credit Risk. The Bank's loan and corporate bond portfolios are subject to varying degrees of credit risk. Credit risk is mitigated through portfolio diversification, limiting exposure to any single industry or customer, collateral protection, standard lending and investment policies and loan underwriting criteria.

      Note 2 to the consolidated financial statements describes the accounting policies related to nonperforming loans and charge-offs and describes the methodologies used to develop the allowance for loan losses. The policies governing nonperforming loans and charge-offs are consistent with regulatory standards. The Bank maintains an allowance for loan losses sufficient to absorb estimated probable current losses inherent in the loan portfolio. The evaluation of each element and the overall allowance are based on the size and current risk characteristics of the loan portfolio and include an assessment of individual problem loans, actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions.

      While management considers the allowance for loan losses to be adequate based on information currently available, future adjustments to the allowance may be necessary due to changes in economic conditions, delinquencies or loss rates, and management's intent with regard to asset disposition options. In addition, the allowance for loan losses is periodically reviewed by the bank regulatory agencies as an integral part of their examination process. Based on their review, the agencies may require the Bank to adjust the allowance for loan losses based on their judgments about information available to them at the time of their review.

      The securities investment policy is established by the Board of Directors. This policy dictates that investment decisions will be made based on the safety of the investment, liquidity requirements, potential returns, cash flow targets and desired risk parameters. In pursuing these objectives, management considers the ability of an investment to provide earnings consistent with factors of quality, maturity, marketability and risk diversification. The Bank will only invest in securities rated as investment grade by a nationally recognized investment rating agency. The ability of an issuer of a corporate debt instrument to repay the obligation is influenced by a number of factors including general economic conditions, cash flow, events in specific industries, regional crisis, bankruptcy and many other factors. Corporate bonds are not typically guaranteed beyond the company's ability to repay and therefore may result in a loss to the Bank if conditions change from those in place at the time the investment was acquired.

      Concentration Risk. The Bank's lending activities are primarily conducted in Madison County, located in Central New York State, and the towns and villages in adjacent counties. The Bank's mortgage loan portfolio, consisting primarily of loans on residential real property located in its market area, is subject to risks associated with the local economy. If the local economy, national economy or real estate market weakens, the financial condition and results of operations of the Bank could be adversely affected. A weakening in the local real estate market or a decline in the local economy could increase the number of delinquent or nonperforming loans and reduce the value of the collateral securing such loans, which would reduce the Bank's net income.

      Much of the Bank's market area is included in the 270,000-acre land claim of the Oneida Indian Nation ("Oneidas"). The land claim area is held primarily by private persons. Over 15 years ago the United States Supreme Court ruled in favor of the Oneidas in a lawsuit which management believes was intended to encourage the

State of New York to negotiate an equitable settlement in a land dispute that has existed for 200 years.

      In June 1998, the United States Justice Department intervened in the action on behalf of the Oneidas against Madison County and Oneida County in New York State. In September 1998, a U.S. District Court removed a stay of litigation, having been in place since the late 1980's pending settlement negotiations. In December 1998, both the Oneidas and the U.S. Justice Department filed motions to amend the long outstanding claim against the State of New York. The motion attempts to include in the claim, various named and 20,000 unnamed additional defendants, who own real property in parts of Madison and Oneida counties, thereby including the additional defendants in the original suit. The U.S. District Court granted the motions to add as a defendant the State of New York, but denied the motions to add the private landowners. Neither the Bank nor the Company is a named defendant in the motion. The Court further rejected as not being viable the remedies of ejectment and/or of monetary damages against private landowners. In January 2001, amended complaints were served by the Oneidas and the United States which seek to eject the Counties of Madison and Oneida from lands owned by the counties, and the Oneidas also seek a declaration that they have the right to possess all land within the land claim area. In June 2001, the Court determined that certain land purchased by the Oneidas in 1997 and 1998 are exempt from real estate taxes, accepting the Oneidas argument that the acquired parcels lie within the boundaries of the "reservation" established in 1794 by the Federal Government. The State of New York, Counties of Madison and Oneida and the City of Sherrill have appealed the Courts decision. In February 2002 a joint statement was issued by the Oneidas, State of New York and the counties of Madison and Oneida, indicating that the framework for a settlement had been agreed upon subject to the approval by the State legislature and the federal government. The Oneidas of Wisconsin and the Stockbridge-Munsee Band of Mohican Indians have commenced separate actions in the United States District Court for the Northern District of New York to dispute and interrupt any settlement pending.

      To date neither the original claim nor the motion to amend has had an adverse impact on the local economy or real property values. In addition, title insurance companies continue to underwrite policies in the land claim area with no change in premiums or underwriting standards. The Bank requires title insurance on all residential real estate loans, excluding home equity loans. Both the State of New York and the Oneidas have indicated in their respective communications that individual landowners will not be adversely affected by the ongoing litigation. The Company continues to monitor the situation.

      Liquidity Risk. The objective of liquidity management is to ensure the cash flow requirements of depositors and borrowers, as well as the operating cash needs of the Company, are met, taking into account all on- and off-balance sheet funding demands. Liquidity management also includes ensuring cash flow needs are met at a reasonable cost. Liquidity risk arises from the possibility the Company may not be able to satisfy current or future financial commitments, or the Company may become unduly reliant on alternative funding sources. The Company maintains a liquidity risk management policy to address and manage this risk. The policy identifies the primary sources of liquidity, establishes procedures for monitoring and measuring liquidity, and establishes minimum liquidity requirements which comply with regulatory guidance. The policy also includes a contingency funding plan to address liquidity needs in the event of an institution-specific or a systemic financial market crisis. The liquidity position is continually monitored and reported on monthly to the Asset/Liability Management Committee.

      The Bank's primary sources of funds are deposits; FHLB borrowings; proceeds from the principal and interest payments on loans and mortgage-related, debt and equity securities; and to a lesser extent, proceeds from the sale of fixed rate residential real estate loans and additional borrowing ability available as needed. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows, mortgage prepayments, mortgage loan sales and borrowings are greatly influenced by general interest rates, economic conditions and competition.

      Liquidity management is both a short-term and long-term responsibility of Management. The Bank adjusts its investments in liquid assets based upon Management's assessment of (i) expected loan demand, (ii) projected purchases of investment and mortgage-backed securities, (iii) acquisition activities, (iv) expected deposit flows, (v) yields available on interest-bearing deposits, and
(vi) liquidity of its asset/liability management program. Excess liquidity is generally invested in interest-earning overnight deposits, federal funds sold and other short-term U.S. agency obligations. At December 31, 2002, cash and interest-bearing deposits totaled $17.8 million, or 4.3% of total assets.

      If the Bank requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB. The Bank may borrow from the FHLB under a blanket agreement, which assigns all investments in FHLB stock as well as qualifying first mortgage loans equal to 150% of the outstanding balance as collateral to secure the amounts borrowed. At December 31, 2002, the Bank had approximately $34.1 million available to it under the FHLB borrowing agreement. In addition, the Bank can utilize investment and mortgage-backed securities as collateral for repurchase agreements. The Bank also maintains lines of credit with various commercial banks as an additional source of short-term borrowing. At December 31, 2002 the Bank had approximately $10.0 million available to it under these borrowing arrangements.

      The Bank must also maintain adequate levels of liquidity to satisfy loan commitments. At December 31, 2002, the Bank had outstanding commitments to originate loans of $32.8 million. The Bank anticipates that it will have sufficient funds to meet current loan commitments.

      Certificates of deposit, which are scheduled to mature in one year or less from December 31, 2002, totaled $82.4 million. Based upon the Bank's experience and current pricing strategy, Management believes that a significant portion of such deposits will remain with the Bank.

      In 2003, the Bank plans to continue renovating and expanding the Bank's retail banking franchise. The construction costs and equipment of these offices is expected to cost approximately $1.5 million. Management anticipates it will have sufficient funds available to meet its planned capital expenditures throughout 2003.

      Management believes the Company maintains effective liquidity policies and sources to satisfy current and anticipated financial commitments.

      Capital Requirements. The FDIC has adopted risk-based capital guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. The Bank is required to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of such regulatory capital to regulatory risk-weighted assets is referred to as the Bank's "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk.

      These guidelines divide a savings bank's capital into two tiers. The first tier ("Tier I") includes common equity, retained earnings, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets (except mortgage servicing rights and purchased credit card relationships subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions.

      Based on the foregoing, the Bank is currently classified as a "well capitalized" savings institution.

--------------------------------------------------------------------------------
                                                               MINIMUM
                                                               REQUIRED   ACTUAL
--------------------------------------------------------------------------------
Tier I Capital to Average Assets                                  4%       7.50%
Tier I Capital to Risk-Weighted
Assets                                                            4%      11.66%
Total Capital to Risk-Weighted
Assets                                                            8%      12.48%
--------------------------------------------------------------------------------

      Impact of New Accounting Standards. In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires a cost associated with an exit or disposal activity, such as the sale or termination of a line of business, the closure of business activities in a particular location, or a change in management structure, to be recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained by the company for such cost. This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. This pronouncement is not expected to have a material impact on the Company's financial statements.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions," which provides guidance on the accounting for the acquisition of a financial institution and supercedes the specialized accounting guidance provided in SFAS 72 "Accounting for Certain Acquisitions of Banking or Thrift Institutions." This Statement requires companies to cease amortization of unidentified intangible assets associated with certain branch acquisitions and reclassify these assets to goodwill. SFAS 147 also modifies SFAS 144 to include in its scope long-term customer-relationship intangible assets and thus subject those intangible assets to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions required for other long-lived assets. This Statement became effective upon issuance. This pronouncement did not have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which provides guidance on alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This Statement is effective for fiscal years ending after December 15, 2002. The Company currently accounts for stock-based employee compensation in accordance with APB 25 and therefore has not elected to change to the fair value based method of accounting.

      Market for Common Stock. The Company's common stock commenced trading on December 30, 1998. The table below provides information on the high and low trading prices of the common stock for the periods indicated, as reported on the National Market System of the Nasdaq Stock Market, as well as the dividends paid during such periods. All information provided has been adjusted for the 3-for-2 stock split of April 23, 2002. Oneida Financial Corp.'s common stock is traded on the Nasdaq market under the symbol "ONFC".

--------------------------------------------------------------------------------
               Quarter                                                 Dividends
Year           Ending                            High         Low        Paid
--------------------------------------------------------------------------------
2001        March 31                            $ 8.92      $ 7.67      $ 0.12

            June 30                             $10.37      $ 8.17      $ 0.00

            September 30                        $14.33      $10.17      $ 0.24

            December 31                         $15.33      $12.92      $ 0.00
--------------------------------------------------------------------------------

               Quarter                                                 Dividends
Year           Ending                            High         Low        Paid
--------------------------------------------------------------------------------
2002        March 31                            $17.00      $13.67      $ 0.25

            June 30                             $19.55      $16.20      $ 0.00

            September 30                        $19.49      $16.56      $ 0.26

            December 31                         $19.00      $18.00      $ 0.00
--------------------------------------------------------------------------------

      As of December 31, 2002, there were 5,495,069 shares of the Company's common stock issued and approximately 818 shareholders of record. The shareholders of record include banks and brokers who act as nominees, each of whom may represent more than one shareholder.

      The Board of Directors of the Company declared two semiannual cash dividends during the year ended December 31, 2002, as shown in the table above. The Board will review the dividend regularly and expects to maintain a regular semiannual dividend in the future, based upon the Company's earnings, financial condition and other factors.